U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

June 1, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated May 18, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover page

1)	We note your response to prior comment 2. Please confirm that any references to U-BX Technology Limited refer to U-BX Technology Ltd. or “U-BX”.

RESPONSE: We note the Staff’s comment and respectfully advise that have revised on the cover page that any references to any references to “we”, “us”, “our Company,” “the Company,” or “our” are to U-BX Technology Ltd. (“U-BX”) and its subsidiaries. We have removed the reference to U-BX Technology Limited and replaced it with “U-BX Technology Ltd.”.

2)	We note your response to prior comment 3. State on your cover page whether any transfer have been made to date between the holding company, its subsidiaries, or to investors. Refer to comment 4 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021 (the “Staff’s Letter”). We also note your disclosure on page 5 that says "U-BX relies on dividends paid by its subsidiaries for its working capital and cash needs." Please clarify this sentence as you state elsewhere that no dividends or other transfers have been made to date.

RESPONSE: We note the Staff’s comment and respectfully advise that have stated on our cover page that no cash transfer has been made to date between the holding company, its subsidiaries or to investors; we have also clarified that no dividends or other transfers have been made to date on the cover page. The holding company has limited operation and operation expenses, which was paid by certain investors of the Company.

Prospectus Summary, page 1

3)	Please revise your disclosure on page 1 to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China. Please disclose the percentage of your revenues derived from Hong Kong (and Macau to the extent material) for the periods presented and include corresponding disclosure in the prospectus summary.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure on page 1 to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China. We have also disclosed that all of our revenue was and will continue to be derived from mainland China, and none of our revenue was derived from Hong Kong or Macau on page 2.

PRC Limitations on Overseas Listing, page 14

4)	We note your response to prior comment 5. Please disclose in your prospectus, if true, that you are not required to obtain permission or approval from the government of China to offer the securities being registered to foreign investors. Refer to comment 8 of the Staff's Letter.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we are not required to obtain permission or approval from the Chinese government to offer the securities being registered to foreign investors. We have expanded our relevant disclosure as well on page 15 of the Amendment.

Permission Required from the PRC Authorities, page 16

5)

We note your response to prior comment 7. The risk factor you cross-reference on page

17 appears to have a different title, referring to "Risks Relating to Doing Business in China." Further, please revise the risk factor you cross-reference so that it describes the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure on page 17 of the Amendment and the corresponding risk factor section on page 31 of the Amendment to discuss the risk if we or our subsidiaries do not receive or maintain any permission or approvals or inadvertently conclude that such permission or approvals are not requires or when applicable laws, regulations tightened.

Selected Condensed Consolidated Financial Data, page 17

6)	We note your response to prior comment 9. Please revise the tables to show no activity or balances with the VIEs until commencement of the contractual arrangements with the VIEs. Please add footnote disclosures to explain why the investment or share of income/(loss) from VIEs are not included in your schedules. In addition, please revise your footnote No. 16 to be consistent with the commencement of your reorganization and the inception of your Parent.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the tables to show no activity or balances with the VIEs until commencement of the contractual arrangements with the VIEs. We also added a footnote disclosure to further the explanation.

Our contractual arrangements were governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law..., page 23

7)	We note your response to prior comment 11. To the extent you continue to have contracts that are governed by PRC law, please expand this risk factor so that it also includes risks associated with those contracts or tell us why this is not required. For example, advise if you have current contracts that are governed by PRC law that provide for the resolution of disputes through arbitration in China, which may be subject to the same risks you disclose in your risk factor.

RESPONSE: We note the Staff’s comment and respectfully advise that we have expanded the risk factor to include the risks associated with having contracts that are governed by PRC and contracts that provide for the resolution of disputes through arbitration in China on page 23 of the Amendment.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes..., page 28

8)	We note your response to prior comment 12 and your disclosure on page 28 stating that "Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. . . . Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business." Please expand the caption to this risk factor to include the risk of any significant revaluation or conversion rate change on your business.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the caption to this risk factor to “Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.” on page 28 of this Amendment.

Regulations on Foreign Investment in China, page 93

9)	We note your response to prior comment 10. Please disclose in your prospectus whether your business is in an industry on the 2022 Negative List or involves or operates in either a “restricted” or “prohibited” industry.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have disclosed in the prospectus that our business is not in an industry on the 2022 Negative List, and does not involve or operate in either a “restricted” or “prohibited” industry on page 93 of the Amendment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-13

10)	Please clarify your response to prior comment 15 that indicates if you confirm the completion of digital promotion services with the supplier first, and your customer later informs you that the service is not satisfactory and refuses to accept the services, you will face inventory risks. That is, clarify the inventory risk you face. Explain why you have inventory risk since your response indicates that you effectively eliminate such inventory risks by always making sure the customers accept the relevant service before confirming the completion of services with your suppliers. Explain whether you receive payments directly from the insurance companies for your digital promotion services on third party websites, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. In this respect, describe whether you or the insurance companies directly pay the third-party websites for their services. Describe how the fees are determined and whether there are revenue sharing arrangements for promotion services on third-party websites. Tell us whether you bid for ad placements on various social media platforms and third-party websites.

RESPONSE: We note the Staff’s comment, and respectfully advise the Staff that:

1). We do not face inventory risk for the digital promotion services business section, because we confirm with our clients the completion of digital promotion services first, and we only pay the suppliers after the promotion service has been accepted by our clients.

2). We receive fees from our clients (insurance companies) directly for our digital promotion services, and we directly pay the third party agent (our suppliers) for their services. The third party agents work in wholesale and therefore offer us better price for obtaining traffic compared to websites which sell traffic for promotion. For the same reason, we do not bid for ad placement on social media platforms and websites.

3). Our clients (insurance companies) do not directly pay third party websites for promotion services, but rather use our promotion services, because our services are better tailored to insurance companies’ need by matching more accurate and efficient promotion scenes and traffic for insurance companies. We enter into contracts with third-party advertising agent, who act on our behalf only while providing promotion services. We negotiate with our supplier to determine the cost price of a single click, which then multiplies by the number of clicks. The result will be the final number we pay to the supplier. Our negotiation will comprehensively consider the market price, the discount of bilateral cooperation, the price we charged from our customers and other factors.

4). We do not have revenue sharing arrangements for promotion services on third-party websites.

11)	We also note your response to prior comment 15 related to the value-added services. Please explain in greater detail why you have inventory risk when there are no return and compensation terms from the insurance companies (your customers) who purchase valueadded services. Explain whether the third-party service providers are entitled to compensation if the service code cannot be used or the customer is dissatisfied with the service. Help us better understand how the fees are determined for the value-added services you receive directly from the insurance companies.

RESPONSE: We note the Staff’s comment and respectfully advise that:

1). We do not face inventory risk because we confirm with customer first that the service code of value-added services was accepted to recognize revenue, and only confirm with the supplier after the service is accepted by the customer. In addition, there is no return/compensation clause in the contract we have with our clients.

2). The car owners get the value-added service code for free. If they are not satisfied with the use, the car owners will not complain to the third-party service provider, but to the insurance companies. The insurance companies (our clients) will then inform us. Therefore, the third-party service provider will not be liable and are not entitled to compensation if the service code cannot be used or the customer is dissatisfied with the service. We will terminate partnership with a service provide if we receive too many complaints on their services.

3). We investigate the market prices of various value-added services for car owners in different regions, and then negotiate with customers to determine the unit price of various value-added services for car owners based on this price. The fees we received directly from the insurance companies are based on the unit price multiplied by the quantity purchased by our customers.

Note 15. Subsequent Events, page F-23

12)	We note your response to prior comment 17. Please revise your disclosures to clarify that the third party’s promise to contribute RMB 40,428.54 (approximately US$6,258) to UBX China was transferred to Lianghua Technology. Your revised disclosures should also clarify that pursuant to U-BX China’s bylaws, Lianghua Technology can make the contribution at any time on or before December 31, 2028 and if true, as of the date hereof, neither party has received the contribution.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure on Page F-23 of the Amendment to clarify that the third party investor’s promise to contribute RMB 40,428.54 (approximately US$6,258) to U-BX China was transferred to Lianghua Technology. Pursuant to U-BX China’s bylaws, Lianghua Technology can make the contribution at any time on or before December 31, 2028. As of the date of this Amendment, neither Lianghua Technology nor U-BX China has received the contribution.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Miingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer

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